UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE
13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Sport Endurance Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

84918P208
(CUSIP Number)

Gerald Ricks 1890 S 3850 W Salt Lake City Utah 84104 (888) 511-9018
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 22, 2013
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Gerald Ricks
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (see instructions) (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 12,772,500
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 12,772,500
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,772,500
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 40.73%
14	TYPE OF REPORTING PERSON (see instructions) IN

Schedule 13D

Item 1.	Security and Issuer.

This statement relates to the common stock, $.001 par value (the “Common Stock”) of Sport Endurance Inc.  (the “Issuer”) having its principal executive office at 1890 South 3850 West, Salt Lake City, UT 84104.

Item 2.	Identity and Background.

This statement is being filed by:

(a)    Gerald Ricks. The persons named in this Item 2 is referred to individually herein as a “Reporting Person”

(b)    The address of the Reporting Person is 4896 Hayloft Cove, Salt Lake City, UT 84120.

(c)    Reporting Person is the current CEO of Sport Endurance Inc. 1890 S. 3850 W., Salt Lake City UT 84104

(d,e) During the five years prior to the date hereof, the Reporting Person has not been convicted in a criminal proceeding or has been a party to a civil proceeding ending in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)   Gerald Ricks is a United States Citizen.

Item 3.	Source and Amount of Funds or Other Consideration.

On June 3, 2013, the Issuer amended its outstanding promissory notes. These amended promissory notes are  no longer interest bearing notes and are now immediately convertible to common stock (see Exhibit 1). The Convertible note was exercised on November 8, 2013 at a price per share of $.002 (see Exhibit 2).

Item 4.	Purpose of Transaction.

The Reporting Person may acquire or dispose of shares of Common Stock or securities convertible into or exercisable for shares of Common Stock from time to time for personal reasons. The Reporting Person may also, in the ordinary course of acting in his capacity as CEO  and President of  the Board of Directors of the Company, engage in activities which relate to or would result in any or all of the items listed in Item 4(a)-(j).

Except as set forth above, the Reporting Person, as of the date of this Statement, does not have any present plans or proposals which relate to or would result in:

(a)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	Any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the Issuer;

(f)	Any other material change in the Issuer’s business or corporate structure;

(g)	Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)
Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)	Any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer.

(a)
The percentage of outstanding Common Stock of the Issuer which is owned by the Reporting Person is set forth on Line 13 of the cover sheet. Such percentage was calculated based on the 31,358,903 shares of Common Stock reported to be outstanding.

(b)	Regarding the number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: See line 7 of cover sheets

(ii)	shared power to vote or to direct the vote: See line 8 of cover sheets

(iii)	sole power to dispose or to direct the disposition: See line 9 of cover sheets.

(iv)	shared power to dispose or to direct the disposition: See line 10 of cover sheets

(c)	Except as set forth in Item 3 above, the Reporting Person has effected any transaction in the Common Stock during the last 60 days.

(d)
No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, securities beneficially owned by any of the Reporting Person.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Undertakings or Relationships with Respect to Securities of the Issuer.

As reported in the Company’s Form 10Q filed July 15, 2013, for the period ending May 31, 2013, the Company had entered into multiple Promissory Note agreements with Gerald Ricks. On June 3, 2013 the Company amended its Promissory Note agreements to no longer be interest bearing notes and is immediately convertible to common stock (Exhibit 1).

Item 7.	Material to be Filed as Exhibits.

Exhibit 1	– Promissory Note Amendment

Exhibit 2	– Convertible Note Agreement

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 22, 2013

/s/ Gerald Ricks
Gerald Ricks